SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                                  Serono S.A.
                    ----------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
                ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate  by  check  mark  if the registrant is submitting the Form 6-K in
paper  as  permitted  by  Regulation  S-T  Rule  101  (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                               [GRAPHIC OMITTED
                                                                   SERONO]

Media Release

FOR IMMEDIATE RELEASE
---------------------


    SERONO DISAGREES WITH CPMP OPINION FOR SEROSTIM IN AIDS WASTING IN EUROPEAN
                                      UNION


GENEVA, SWITZERLAND, APRIL 30, 2003 - Serono S.A. (virt-x: SEO and NYSE: SRA)

Serono disagrees with the opinion issued by the Committee for Proprietary Medicinal Products (CPMP) on April 25, 2003 that recommends not granting initial marketing authorization for Serostim(R) for the treatment of AIDS wasting in the European Union. In contrast with the CPMP opinion, Serono believes that the data submitted confirm the safety and efficacy of Serostim(R) in the rare condition of AIDS wasting and that the data do justify the therapeutic benefits for patients who have no alternative treatment.

AIDS wasting was designated as a rare condition based on the published criteria of the US Centers for Disease Control and Prevention (CDC)(1). In August 2000 the European Commission granted Serostim(R) orphan designation based on the opinion of the Committee for Orphan Medicinal Products (COMP). This Committee confirmed that the indication of AIDS wasting in the EU should also be in agreement with the CDC disease definition.

The Serostim(R) AIDS Wasting Confirmatory Study (GF9037) was designed to include patients meeting the agreed and official definition of AIDS wasting. The results of this confirmatory trial were positive and demonstrate a highly significant increase of both work output and lean body mass as well as an improvement in quality of life for the patients treated with Serostim(R) as compared to patients treated with placebo. The results of this study were presented at the International AIDS Conference in Barcelona in July 2002.

It is unfortunate that the current CPMP view of AIDS wasting is not aligned with the definition of the orphan drug designation granted in Europe. The CPMP opinion reflects the difficulties in the understanding of rare and continuously evolving diseases and in the assessment of appropriate treatments. The full implementation of the EU Orphan Regulation needs to be improved to ensure access to innovative treatments for rare diseases in Europe. Serono will continue to work with the European Commission, the EMEA and all interested parties to improve the policy continuity from the orphan designation, through clinical development and marketing authorization, to meet patients' unmet medical needs.

_______________________________
(1) An involuntary weight loss of greater than 10% with intermittent or constant fever and chronic diarrhea, or chronic weakness and fever for more than 30 days in the absence of other causes than HIV that may explain the condition

The CPMP negative opinion marks a sad day for the European patient community suffering from rare diseases, and for all other interested parties. Serono wants to reassure European AIDS wasting patients currently under Serostim(R) therapy both in clinical programs and in national compassionate use schemes, that Serono will continue to work with authorities and patient associations to ensure access to the product in compliance with local regulations.

Serono will review the full details of the current CPMP opinion, and is considering the appropriate next steps.


                                   BACKGROUND
                                   ----------

SEROSTIM (R) AIDS WASTING CONFIRMATORY TRIAL

The Serostim(R) AIDS wasting confirmatory trial included more than 700 patients at US, EU and other international trial sites. Following the accelerated approval of Serostim(R) by the FDA, Serono conducted this study to confirm the safety and efficacy of Serostim(R). Patients were randomized into three treatment groups to receive Serostim (R) 6 mg daily, Serostim(R) 6 mg on alternate days or placebo for a 12-week treatment period.

The primary endpoint of the study was to confirm the clinical efficacy of Serostim(R) compared with placebo, based on exercise function change as assessed by cycle ergometer work output from baseline to week 12. The results of the primary endpoint were positive and demonstrated a highly significant increase of work output of 9.9% in the group treated with Serostim(R) 6 mg daily and a decrease of 1% in the placebo group (p<0.0001).

The secondary endpoint was the change in lean body mass as measured by bioimpedance spectroscopy (BIS) from baseline to week 12. Findings demonstrate a dose-response relationship. The quantity of lean tissue gained in the group treated with Serostim(R) 6mg daily (median gain in lean body mass 5.2 kg) and in the group treated with Serostim(R) 6 mg on alternate days (median gain in lean body mass 3.3 kg) was significantly greater compared to the placebo group (median gain in lean body mass 0.6 kg) (p<0.0001 for both Serostim(R) doses). Furthermore, patients receiving Serostim(R) 6 mg daily had a significantly greater effect in terms of median gain in lean body mass than those patients receiving Serostim(R) 6 mg on alternate days (p=0.017). Adverse reactions reported during this clinical trial were consistent with those expected within the current approved indication for Serostim(R).

The study used two Quality of Life scales to assess patients' response to treatment with Serostim(R) for AIDS wasting. Results were favorable. When asked the question 'Do you think this treatment has been of benefit to you?' Serostim(R) treated patients responded significantly more favorably than those treated with placebo (p<0.0001). In addition, patients receiving Serostim(R) 6 mg daily responded significantly more favorably than those treated with Serostim(R) 6 mg every other day (p=0.004)

ABOUT AIDS WASTING AND SEROSTIM

AIDS wasting is a chronically debilitating and potentially life-threatening condition. In spite of the introduction of highly active antiretroviral therapy (HAART), which extends the lives of people with HIV, AIDS wasting remains a concern and an independent predictor of mortality (JAIDS 2002; 31:230-236). It is a metabolic disorder that causes the body to use vital muscle and organ tissue, which is critical for survival, for energy instead of primarily using the body's stored fat. People with AIDS wasting usually experience a loss of 10% or more of body weight, mainly due to loss of lean body mass, which consists of muscle tissue, important body organ and blood cells, including red cells and functioning white cells. The result can lead to increased risk for opportunistic infections and illness, extreme fatigue and can profoundly diminish a person's quality of life.

Serostim(R) is the only growth hormone approved by the US Food and Drug Administration (FDA) for the treatment of AIDS wasting or cachexia. Serostim(R) received FDA accelerated approval in 1996 based upon the analysis of changes in body weight and lean body mass in surrogate endpoints in clinical studies up to 12 weeks in duration. Serostim(R) is now on the market in 13 countries.

Serostim,(R) when taken as prescribed in 6mg doses over 12 weeks, is generally well tolerated. The most common adverse reactions to Serostim(R) are increased tissue turgor (generally swelling of hands and feet) and musculoskeletal discomfort (pain, swelling or stiffness). Generally mild to moderate in severity, these symptoms usually resolve spontaneously with continued treatment or are effectively managed with analgesic therapy or after reducing the weekly dose. Serostim(R) must be used in conjunction with antiretroviral therapy. Elevations in mean blood glucose levels can also occur. Patients with other risk factors for glucose intolerance should be monitored closely. Full prescribing information for Serostim(R) is available at www.aidswasting.com
                                                  -------------------
                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###

ABOUT SERONO

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

FOR MORE INFORMATION, PLEASE CONTACT:
  SERONO IN GENEVA, SWITZERLAND:
  MEDIA RELATIONS:               INVESTOR RELATIONS:
  Tel: +41-22-739 36 00          Tel:   +41-22-739 36 01
  Fax: +41-22-739 30 85          Fax:   +41-22-739 30 22
  http://www.serono.com          Reuters:   SEOZ.VX  /  SRA.N
  ---------------------
                                 Bloomberg: SEO VX / SRA US
SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:                 INVESTOR RELATIONS:
Tel. +1 781 681 2340             Tel.   +1 781 681 2552
Fax: +1 781 681 2935             Fax:   +1 781 681 2912
http://www.seronousa.com
------------------------


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       SERONO S.A.
                                       a Swiss corporation
                                       (Registrant)



April 30, 2003                     By: /s/ Allan Shaw
                                       -------------------
                                       Name:  Allan Shaw
                                       Title: Chief Financial Officer


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